Exhibit 11
                       TRIMAS CORPORATION AND SUBSIDIARIES
                    COMPUTATION OF EARNINGS PER COMMON SHARE
                    (In Thousands, Except Per Share Amounts)

                                                       Three Months Ended
                                                           March 31,
                                                      1996            1995
Primary:

       Net income                                   $14,130         $13,440

       Weighted average common shares outstanding    36,644          36,644
       Dilution of stock options                        322             352

       Weighted average common and common
         equivalent shares outstanding after
         assumed exercise of options                 36,966          36,996

       Primary earnings per common share               $.38            $.36

Fully diluted:

       Net income                                   $14,130         $13,440
       Add after tax convertible debenture
         related expenses                               920             920

       Net income as adjusted                       $15,050         $14,360

       Weighted average common shares outstanding    36,644          36,644
       Dilution of stock options                        340             363
       Addition from assumed conversion of
         convertible debentures                       5,083           5,083

       Weighted average common and common
         equivalent shares outstanding on a fully
         diluted basis                               42,067          42,090

       Fully diluted earnings per common share         $.36            $.34